SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 Companhia Aberta

Item	For	%	Against	%	Abstain	%

To approve the sale of all shares, except 1 (one) common share, issued by
Companhia de Eletricidade do Acre (hereinafter referred to as “Eletroacre”), owned by
Eletrobras, in a privatization auction to be conducted by Brasil, Bolsa, Balcão S.A. –
B3, for the price of BRL 50,000.00 (Fifty Thousand Brazilian Reais), connected to the granting of concession by the Granting Power for the term of 30 (thirty) years, under the terms of Paragraph 1-A of Article 8 of Law 12,783/2013 and in accordance with the conditions established under the Resolution of the Investment Partnership
Program Council - CPPI number 20, dated November 8, 2017, with the amendments
1	34,796,780	45.50%	40,706,182	53.23%	967,800	1.27%
to the Resolutions of the Investment Partnership Program Council - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017, including the assumption by Eletrobras of debts of said Distribution Company and/or the conversion of the debts of said Distribution Company in capital increase by Eletrobras, at an amount up to BRL 113,779,871.99 (One Hundred and Thirteen Million, Seven
Hundred and Seventy-Nine Thousand, Eight Hundred and Seventy-One Brazilian
Reais and Ninety-Nine cents), in the period established by the 169th Extraordinary
General Meeting, held on December 28, 2017;

Item	For	%	Against	%	Abstain	%
To approve, as long as item 1 disclosed above is not approved, the dissolution and
2	28,830,927	37.70%	46,672,035	61.03%	967,800	1.27%
liquidation of Eletroacre;

Item		For	%	Against	%	Abstain	%

To approve, since the sale referred to in Item 1 disclosed above is approved, that
Eletrobras assumes the rights of Eletroacre, regarding the Fuel Consumption Account
- CCC and the Energy Development Account - CDE, recognized in the Financial
Statements of the Distribution Companies on the base date of the studies considering the adjustments up to June 30, 2017, amounting up to BRL 296,167 thousand (Two
3	Hundred Ninety-Six Million, One Hundred and Sixty-Seven Thousand Brazilian Reais),	31,775,327	41.55%	43,682,635	57.12%	1,012,800	1.32%
and Eletrobras shall, on the other hand, assume obligations in equivalent amounts, in accordance with conditions established in the Resolution of the Investment
Partnership Program Council - CPPI number 20, dated November 08, 2017, amended by the Resolutions of the Investment Partnership Program Council - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017;

Item		For	%	Against	%	Abstain	%

To approve the sale of all shares, except 1 (one) common share, issued by Centrais
Elétricas de Rondônia S.A (hereinafter referred to as “Ceron”), owned by Eletrobras, in a privatization auction to be conducted by Brasil, Bolsa, Balcão S.A. – B3, for the price of BRL 50,000.00 (Fifty Thousand Brazilian Reais), connected to the granting of concession by the Granting Power for the term of 30 (thirty) years, under the terms of
Paragraph 1-A of Article 8 of Law 12,783/2013 and in accordance with the conditions established under the Resolution of the Investment Partnership Program Council -
CPPI number 20, dated November 8, 2017, with the amendments to the Resolutions
4		34,796,780	45.50%	40,706,182	53.23%	967,800	1.27%
of the Investment Partnership Program Council - CPPI number 28, dated November
22, 2017, and number 29, dated December 28, 2017, including the assumption by
Eletrobras of debts of said Distribution Company and/or the conversion of the debts of said Distribution Company in capital increase by Eletrobras, at an amount up to BRL
1,872,522,463.42 (One Billion, Eight Hundred and Seventy-Two Million, Five Hundred
Twenty-Two Thousand, Four Hundred and Sixty-Three Brazilian Reais and Forty-Two
cents), in the period established by the 169th Extraordinary General Meeting, held on
December 28, 2017;

Item		For	%	Against	%	Abstain	%
To approve, as long as item 4 disclosed above is not approved, the dissolution and
5		28,830,927	37.70%	46,672,035	61.03%	967,800	1.27%
liquidation of Ceron;

Item	For	%	Against	%	Abstain	%

To approve, since the sale referred to in Item 4 disclosed above is approved, that
Eletrobras assumes the rights of Ceron, regarding the Fuel Consumption Account -
CCC and the Energy Development Account - CDE, recognized in the Financial
Statements of the Distribution Companies on the base date of the studies considering the adjustments up to June 30, 2017, amounting up to BRL 3,847,293 thousand
(Three Billion, Eight Hundred Forty-Seven Million, Two Hundred and Ninety-Three
6	31,775,327	41.55%	43,682,635	57.12%	1,012,800	1.32%
Thousand Brazilian Reais), and Eletrobras shall, on the other hand, assume obligations in equivalent amounts, in accordance with conditions established in the
Resolution of the Investment Partnership Program Council - CPPI number 20, dated
November 8, 2017, amended by the Resolutions of the Investment Partnership
Program Council - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017;

Item	For	%	Against	%	Abstain	%

To approve the sale of all shares, except 1 (one) common share, issued by Boa Vista
Energia S.A (hereinafter referred to as “Boa Vista Energia”), owned by Eletrobras, in a privatization auction to be conducted by Brasil, Bolsa, Balcão S.A. – B3, for the price of BRL 50,000.00 (Fifty Thousand Brazilian Reais), connected to the granting of concession by the Granting Power for the term of 30 (thirty) years, under the terms of
Paragraph 1-A of Article 8 of Law 12,783/2013 and in accordance with the conditions established under the Resolution of the Investment Partnership Program Council -
CPPI number 20, dated November 8, 2017, with the amendments to the Resolutions
7	34,796,780	45.50%	40,706,182	53.23%	967,800	1.27%
of the Investment Partnership Program Council - CPPI number 28, dated November
22, 2017, and number 29, dated December 28, 2017, including the assumption by
Eletrobras of debts of said Distribution Company and/or the conversion of the debts of said Distributoion Company in capital increase by Eletrobras, at an amount up to BRL
342,120,486.20 (Three Hundred and Forty-Two Million, One Hundred and Twenty
Thousand, Four Hundred and Eighty-Six Brazilian Reais and Twenty cents), in the period established by the 169th Extraordinary General Meeting, held on December 28,
2017;

Item	For	%	Against	%	Abstain	%
To approve, as long as item 7 disclosed above is not approved, the dissolution and
8	28,830,927	37.70%	46,672,035	61.03%	967,800	1.27%
liquidation of Boa Vista Energia;

Item	For	%	Against	%	Abstain	%

To approve, since the sale referred to in Item 7 disclosed above is approved, that
Eletrobras assumes the rights of Boa Vista Energia, regarding the Fuel Consumption
Account - CCC and the Energy Development Account - CDE, recognized in the
Financial Statements of the Distribution Companies on the base date of the studies considering the adjustments up to June 30, 2017, amounting up to BRL 278,360 thousand (Two Hundred and Seventy-Eight Million, Three Hundred and Sixty
9	31,775,327	41.55%	43,682,635	57.12%	1,012,800	1.32%
Thousand Brazilian Reais), and Eletrobras shall, on the other hand, assume obligations in equivalent amounts, in accordance with conditions established in the
Resolution of the Investment Partnership Program Council - CPPI number 20, dated
November 8, 2017, as amended by the Resolutions of the Investment Partnership
Program Council - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017;

	Item	For	%	Against	%	Abstain	%

	To approve the sale of all shares, except 1 (one) common share, issued by Amazonas
	Distribuidora de Energia S.A (hereinafter referred to as “Amazonas Energia”), owned
	by Eletrobras, in a privatization auction to be conducted by Brasil, Bolsa, Balcão S.A.
	– B3, for the price of BRL 50,000.00 (Fifty Thousand Brazilian Reais), connected to
	the granting of concession by the Granting Power for the term of 30 (thirty) years,
	under the terms of Paragraph 1-A of Article 8 of Law 12783/2013 and in accordance
	with the conditions established in the Resolution of the Investment Partnership
	Program Council - CPPI number 20, dated November 8, 2017, with the amendments
	to the Resolutions of the Investment Partnership Program Council - CPPI number 28,
	dated November 22, 2017, and number 29, dated December 28, 2017, including the
	assumption by Eletrobras of debts of said Distribution Company and/or conversion of
	debts of said Distribution Company in capital increase by Eletrobras, amounting up to
	BRL 8,911,866,558.94 (Eight Billion, Nine Hundred and Eleven Million, Eight Hundred
	Sixty-Six Thousand, Five Hundred and Fifty-Eight Brazilian Reais and Ninety-Four
	cents), provided that: (i) the unbundling of generation and transmission activities from
	the distribution activities of Amazonas Distribuidora de Energia S.A., with the transfer
	of Amazonas Geração e Transmissão S.A. to Eletrobras, happens until March 2,
10		34,796,780	45.50%	40,706,182	53.23%	967,800	1.27%
	2018, without any additional assumption of obligations by Eletrobras, in addition to
	those set forth in the Resolution of the Investment Partnership Program Council -
	CPPI number 20, dated November 8, 2017, as amended by the Resolutions of the
	Investment Partnership Program Council - CPPI number 28, dated November 22,
	2017, and number 29, dated December 28, 2017; (ii) Amazonas Energia, prior to the
	assumption by Eletrobras of debts of said Distribution Company and/or conversion of
	debts of said Distribution Company in the capital increase referred to in this item 10,
	transfer the entirety of the shares issued by Amazonas Geração e Transmissão S.A. -
	Amazonas GT for Eletrobras and/or third party, aiming at the partial settlement of its
	debts and whose amount will be deducted from the adjustment amount of BRL
	8,911,866,558.94 (Eight Billion, Nine Hundred and Eleven Million, Eight Hundred and
	Sixty Six Thousand, Five Hundred and Fifty-Eight Brazilian Reais and Ninety-Four
	cents); and (iii) that there is recognition by the regulatory agencies, the Granting
	Power and/or by judicial means in a final decision, of the right to full reimbursement by
	the Sectoral Funds CCC - Fossil Fuel Account and/or CDE - Economic Development
	Account, "take or pay" and "ship or pay" costs established in the Gas Supply Contract
	no. OC-1902/2006 and its amendments, according to Law no. 12111/2009.

	Item	For	%	Against	%	Abstain	%
	To approve, as long as item 10 disclosed above is not approved, the dissolution and
11		28,830,927	37.70%	46,672,035	61.03%	967,800	1.27%
	liquidation of Amazonas Energia;

	Item	For	%	Against	%	Abstain	%

	To approve, since the sale referred to in Item 10 disclosed above is approved, that
	Eletrobras assumes the rights of Amazonas Energia, regarding the Fuel Consumption
	Account - CCC and the Energy Development Account - CDE, recognized in the
	Financial Statements of the Distribution Companies on the base date of the studies
	considering the adjustments up to June 30, 2017, amounting up to BRL 4,055,549
	thousand (Four Billion, Fifty-Five Million, Five Hundred and Forty-Nine Thousand
12		31,775,327	41.55%	43,682,635	57.12%	1,012,800	1.32%
	Brazilian Reais), and Eletrobras shall, on the other hand, assume obligations in
	equivalent amounts, in accordance with conditions established in the Resolution of
	the Investment Partnership Program Council - CPPI number 20, dated November 8,
	2017, as amended by the Resolutions of the Investment Partnership Program Council -
	CPPI number 28, dated November 22, 2017, and number 29, dated December 28,
	2017;

	Item	For	%	Against	%	Abstain	%

	To approve the sale of all shares, except one (1) common share, issued by
	Companhia Energética do Piauí (hereinafter referred to as “Cepisa”), owned by
	Eletrobras, in a privatization auction to be conducted by Brasil, Bolsa, Balcão S.A. –
	B3, for the price of BRL 50,000.00 (Fifty Thousand Brazilian Reais), connected to the
	granting of concession by the Granting Power for the term of 30 (thirty) years, under
	the terms of Paragraph 1-A of Article 8 of Law 12,783/2013 and in accordance with
	the conditions established under the Resolution of the Investment Partnership
13		34,796,780	45.50%	40,706,182	53.23%	967,800	1.27%
	Program Council - CPPI number 20, dated November 8, 2017, with the amendments
	to the Resolutions of the Investment Partnership Program Council- CPPI number 28,
	dated November 22, 2017, and number 29, dated December 28, 2017, including the
	assumption by Eletrobras of debts of said Distribution Company and/or the conversion
	of the debts of said Distribution Company in capital increase by Eletrobras, at an
	amount up to BRL 50,000.00 (Fifty Thousand Brazilian Reais), in the period
	established by the 169th Extraordinary General Meeting, held on December 28, 2017;

	Item	For	%	Against	%	Abstain	%
	To approve, as long as item 13 disclosed above is not approved, the dissolution and
14		28,830,927	37.70%	46,672,035	61.03%	967,800	1.27%
	liquidation of Cepisa;

	Item	For	%	Against	%	Abstain	%

	Approving the sale of all shares, except 1 (one) common share, issued by Companhia
	Energética de Alagoas (hereinafter referred to as “Ceal”), owned by Eletrobras, in a
	privatization auction to be conducted by Brasil, Bolsa, Balcão S.A. – B3, for the price
	of BRL 50,000.00 (Fifty Thousand Brazilian Reais), connected to the granting of
	concession by the Granting Power for the term of 30 (thirty) years, under the terms of
	Paragraph 1-A of Article 8 of Law 12,783/2013 and in accordance with the conditions
	established under the Resolution of the Investment Partnership Program Council -
	CPPI number 20, dated November 8, 2017, with the amendments to the Resolutions
15		34,796,780	45.50%	40,706,182	53.23%	967,800	1.27%
	of the Investment Partnership Program Council - CPPI number 28, dated November
	22, 2017, and number 29, dated December 28, 2017, including the assumption by
	Eletrobras of debts of said Distribution Company and/or the conversion of the debts of
	said Distribution Company in capital increase by Eletrobras, at an amount up to BRL
	50,000.00 (Fifty Thousand Brazilian Reais), provided that there is execution and
	judicial homologation connected to the payment of salary differences arising out of
	Bresser Plan, in the period established by the 169th Extraordinary General Meeting,
	held on December 28, 2017;

	Item	For	%	Against	%	Abstain	%
	To approve, as long as item 15 disclosed above is not approved, the dissolution and
16		28,830,927	37.70%	46,672,035	61.03%	967,800	1.27%
	liquidation of Ceal;

	Item	For	%	Against	%	Abstain	%

	To approve, according to Decree No. 1,091 of March 21, 1994, the free assignment,
	by Eletrobras, of the preemptive right to subscribe new shares to be issued by the
	distribution campanies, which transfers of controlling interest were approved under the
	terms of Items 1, 4, 10, 13 and 15 disclosed above, under the scope of the capital
	increase to be performed by the new controlling shareholder(s), winner(s) of the
17		34,840,680	45.56%	40,662,282	53.17%	967,800	1.27%
	Privatization Auctions, to employees and retirees of the respective distribution
	companies, as provided for under the Resolution of the Investment Partnership
	Program Council – CPPI number 20, dated November 8, 2017, as amended by the
	Resolutions of the Investment Partnership Program Council - CPPI number 28, dated
	November 22, 2017, and number 29, dated December 28, 2017;

	Item	For	%	Against	%	Abstain	%

	To delegate powers to the Eletrobras’ Board of Directors to resolve on the exercise of
	Eletrobras' option to increase the interest, up to 30% (thirty percent), in the capital of
	the Distribution Companies whose controlling interest’s transfers were approved,
	under the terms of Items 1, 4, 7, 10, 13 and 15 disclosed above, within the term of up
	to 6 (six) months, counted as of the date of execution of the respective controlling
18		34,796,780	45.50%	40,706,182	53.23%	967,800	1.27%
	interest transfer agreement, as set forth in the Resolution of the Investment
	Partnership Program Council - CPPI number 20, dated November 8, 2017, with the
	amendments of the Resolutions of the Investment Partnership Program Council -
	CPPI number 28, dated November 22, 2017, and number 29, dated December 28,
	2017; and

	Item	For	%	Against	%	Abstain	%

	To approve the adoption of measures for liquidation and dissolution of the distribution
	companies which transfers of controlling interests were not approved under the terms
	of Items 1, 4, 7, 10, 13 and 15 disclosed above, in case of non-compliance with the
19		34,796,780	45.50%	40,706,182	53.23%	967,800	1.27%
	conditions set forth in items 10 and 15 disclosed above or the term established by the
	169th Extraordinary General Meeting for the signing of the contract for the transfer of
	the shareholding control held by Eletrobras in the distribution companies.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 7, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.